Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad









Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.




YIELDSTREET
+
BlackRock.
Coming
February 25th

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.





Coming
February 25th

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.











Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.





The YieldStreet Prism Fund gives you access to alternative investments within the BlackRock portfolio to expand your options for building wealth.



Take your portfolio to the next level





Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.



Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.



Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Launching February 25th



Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.







Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.





BlackRock®

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Descriptions
The future of business is changing. At YieldStreet, we believe your investment opportunities should change as well. With one investment, you can access a portfolio builder focused on generating income. The YieldStreet Prism Fund, coming February 25th.
It's 2020. It's time to start investing like it. In partnership with BlackRock as sub-adviser, YieldStreet is proud to introduce the YieldStreet Prism Fund -- a portfolio builder designed to give investors the power to build a fixed-income portfolio with just a single investment. Coming February 25th.
As an investor-first company, YieldStreet is delighted to offer what we believe is a first-of-its-kind product that allows us to further deliver on our mission to provide novel investing opportunities. As an alternative to a single investment, the use of a multi-asset fund allows us to help minimize downside risk. The YieldStreet Prism Fund, coming February 25th.
At YieldStreet, we design bold new ways for anyone to add financial fuel to their ambitions. We're thrilled to introduce the YieldStreet Prism Fund, our latest product to give investors the potential to realize their next level no matter where they start.
At YieldStreet, we design bold new ways for you to add financial fuel to your ambitions. We're thrilled to introduce the YieldStreet Prism Fund, what we believe is a first-of-its-kind investment fund that gives you access to investments that historically were only available to institutional and ultra-high net worth individuals.
YieldStreet, in partnership with BlackRock as sub-adviser, is thrilled to offer what we believe is a first-of-its-kind alternative investment fund. The YieldStreet Prism Fund gives you access to alternative investments within the BlackRock portfolio to expand your options for building wealth.

Headlines
Introducing the YieldStreet Prism Fund
The YieldStreet Prism Fund

The YieldStreet Prism Fund

Limited Investor Availability

Coming February 25th